Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,
	2013	2012
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(41,601)	$(25,189)
Additions:
Income tax expense (benefit)	(14,250)	1,263
Noncontrolling interest in income of consolidated subsidiaries	984	1,497
Fixed charges, as shown below	71,194	13,571
Distributions received from equity-method investees	3,096	—
	61,024	16,331
Subtractions:
Equity in income (loss) of investees	41	272
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	41	272

Earnings as adjusted	$19,382	$(9,130)
Fixed charges:
Interest on indebtedness, expensed or capitalized	62,363	10,437
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	5,653	559
Interest within rent expense	3,178	2,575
Total fixed charges	$71,194	$13,571
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$51,812	22,701